February 1, 2006
VIA EDGAR AND FACSIMILE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	Continucare Corporation Form 10-K for Fiscal Year Ended June 30, 2005 Filed September 19, 2005 Form 10-Q for Quarter Ended September 30, 2005 File Number 1-12115
Dear Mr. Rosenberg:
     This letter is in response to the Staff’s comments regarding the above-referenced filing, which you provided in your letter to Richard C. Pfenniger, Jr. dated January 24, 2006. Each capitalized term used in this letter without definition has the meaning given to it in the above-referenced filings.
     Set forth below are our responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.
Form 10-K for the year ended June 30, 2005
Item 7. Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Medical Claims Expense Recognition, page 21
1.	Please provide us, in disclosure type format, the change in estimate related to claims incurred but not reported (IBNR) for each period presented. Discuss any significant changes in estimate.
We acknowledge the Staff’s comment and propose to expand our disclosure in future filings, with appropriate updates to reflect material trends and uncertainties as well as changes in financial period references, as follows:

Mr. Jim B. Rosenberg
February 1, 2006

The increase in the liability for IBNR of $0.2 million or 2.2% to $11.7 million as of June 30, 2005 from $11.5 million as of June 30, 2004 was primarily due to an increase in medical claims.
2.	Please provide us, in disclosure type format, the SOP 94-5 roll forward and explain why it has not been included in your financial statements.
We are a provider of primary care physician services on an outpatient basis in Florida. The principal source of our revenue is providing medical services to patients who participate in the Medicare Advantage program through third-party HMOs. We do not insure our patients, we are not regulated by Florida’s Office of Insurance Regulation, and as described more fully in response to Comment 5 below, our maximum risk exposure for each of our patients is capped. Accordingly, we do not view ourselves as an insurance enterprise and do not believe that SOP 94-5 is applicable to us.
Further, the roll forward schedule included in SOP 94-5 relates to the liability for unpaid claims and claim adjustment expenses that is needed to provide for the estimated ultimate cost of settling claims related to insured events. The roll forward schedule was intended to address uncertainties arising from “the relatively high degree of coverage litigation and the lack of historical information relating to the amount and nature of both known and unasserted claims relating to difficult to estimate liabilities (such as those related to environmental related illness claims and toxic-waste cleanup claims)”. Because we do not insure our patients we are not a party to coverage litigation, which remains between the patient and the patient’s HMO of choice. Although our estimate of IBNR involves subjective judgments, the claims our patients make against their respective HMOs for our services are generally not difficult to estimate for want of historical information. In addition, these claims are paid on a relatively timely basis as approximately 90% of the claims are paid within 90 days of the dates incurred. Accordingly, we believe the information relating to our estimates of IBNR (as augmented in response to the Staff’s comment 1 above) provide investors with all material information regarding our estimate of our liability for unpaid claims.
Comparison of Fiscal Year Ended June 30, 2005 to Fiscal Year Ended June 30, 2004
Taxes, page 24
3.	Please explain to us in detail why no valuation allowance for deferred tax assets was necessary as of June 30, 2005.
As disclosed in our Annual Report on Form 10-K for the year ended June 30, 2005, we determined that no valuation allowance for our deferred tax assets was necessary as of June 30, 2005, in accordance with SFAS 109, after determining that it was more likely than not that we would realize the value of our remaining deferred tax assets. In reaching this conclusion we considered the evidence available to us, both positive and negative, regarding the likelihood of our future realization of the deferred tax assets. In reaching

Mr. Jim B. Rosenberg
February 1, 2006

this conclusion we considered that the Company was no longer in a cumulative loss position for financial reporting purposes, the amount of taxable income generated for the fiscal year ended June 30, 2005 (approximately $6.6 million) and our projections of possible future taxable income for fiscal years 2006-2008 that may be available to us including income derived from a) future taxable income exclusive of reversing temporary differences and carryforwards; b) taxable income in prior carryback years; and c) future reversals of existing taxable temporary differences.
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Due From HMO’s, page F-10
4.	Your disclosure indicates that the IBNR estimate is determined by the HMO but your disclosure on page 21 under Medical Claims Expense Recognition states “We develop our estimate of IBNR..." Please reconcile these statements.
We believe the disclosure in Note 2 to our consolidated financial statements for the year ended June 30, 2005, and the disclosure on page 21 of our Annual Report on Form 10-K for the year ended June 30, 2005, are consistent. Both we and our HMO affiliates estimate claims incurred but not reported, but our estimates are separate. As we describe in Note 2, the HMOs deduct from their payments to us the amount of claims incurred but not reported that they estimate. Our HMO affiliates do not provide us with information regarding the methodologies by which they develop their estimates. We perform our own calculation of IBNR in accordance with the methodology described on page 21 of our Annual Report on Form 10-K for the year ended June 30, 2005, and record our estimate of IBNR as a liability on our balance sheet net of amounts recorded as “Due from HMOs.”
Reinsurance (stop-loss insurance), page F-12
5.	Please provide us, in disclosure type format, the amount of stop loss insurance premiums included in, and the amount of stop loss insurance recoveries netted against, health care costs.
We propose to revise our stop-loss insurance disclosure in future filings, with appropriate updates to financial period references, as follows:
The Company purchases stop-loss insurance for three of its 15 medical centers. Health care costs in the accompanying Consolidated Statements of Income include expenses of approximately $0.4 million, $0.5 million and $0.8 million of stop-loss insurance premiums and reductions of expenses of approximately $0.1 million, $0.8 million and $0.7 million of related recoveries for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Mr. Jim B. Rosenberg
February 1, 2006

For the remaining 12 of its 15 medical centers the Company’s health care costs are limited through agreements with the HMOs. The HMOs charge the Company a per member per month fee that limits the Company’s health care costs for any individual patient to approximately $30,000. Health care costs in excess of annual limits are generally handled directly by the HMOs and their contracted physicians and the Company is not entitled to and does not receive any related insurance recoveries.
Note 13 – Valuation and Qualifying Accounts, page F-20
6.	Please provide us, in disclosure type format, to what the $4.1 million write-off of uncollectible accounts receivable and the $6.4 million write-off of uncollectible notes in 2004 relate.
The write-offs of uncollectible accounts receivable and notes receivable of $4.1 million and $6.4 million, respectively, in the fiscal year ended June 30, 2004 related primarily to receivables incurred in discontinued operations by subsidiaries of the Company that were discontinued or sold in prior years. These receivables had been fully reserved as uncollectible accounts in prior years and were written-off in fiscal 2004 after collection efforts were discontinued.
Form 10-Q for the quarter ended September 30, 2005
Note 3-Stock Based Compensation, page 7
7.	Please provide us, in disclosure type format, all of the information needed to achieve the disclosure objectives in paragraphs 64 and 84 of FAS 123(R). Refer to minimal disclosure requirements and illustrative examples provided in paragraphs A240 and A241 of FAS 123(R) or tell us in detail why you believe you have met all the disclosure requirements.
We acknowledge the Staff’s comment and propose to expand our disclosure in future filings, with appropriate updates to financial period references, as follows:
The Amended and Restated Continucare Corporation 2000 Stock Incentive Plan (the “2000 Stock Incentive Plan”), which was approved by the Company’s shareholders, permits the grant of stock options and restricted stock awards in respect of up to 7,000,000 shares of common stock to the Company’s employees, directors, independent contractors and consultants. Under the terms of the 2000 Stock Incentive Plan, options are granted at the fair market value of the stock at the date of grant and expire no later than 10 years after the date of grant. Options granted under the plan generally vest over up to four years, but the terms of the 2000 Stock Incentive Plan, provide for accelerated vesting if there is a change in control of the Company. No restricted stock awards have been issued under the 2000 Stock Incentive Plan.

Mr. Jim B. Rosenberg
February 1, 2006

Prior to July 1, 2005, the Company followed Accounting Principles Board Opinion No. 25, (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for its employee stock options. Under APB No. 25, when the exercise price of the Company’s employee stock options equaled or exceeded the market price of the underlying stock on the date of grant, no compensation expense was recognized. Stock options issued to independent contractors or consultants were accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, (“SFAS No. 123”), “Accounting for Stock-Based Compensation” using the guidance in EITF Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” For the three-month period ended September 30, 2004, no stock-based employee compensation expense was recognized in the accompanying condensed consolidated Statement of Income.
Effective July 1, 2005, the Company adopted SFAS No. 123(R) (“SFAS No. 123(R)”), “Share-Based Payment,” which is a revision of SFAS No. 123, using the modified prospective transition method. Under this transition method, compensation cost recognized for the three-month period ended September 30, 2005 includes: (a) compensation cost for all share-based payments modified or granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted or modified subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for periods prior to July 1, 2005 have not been restated.
The Company calculates the fair value for employee stock options using a Black-Scholes option pricing model at the time the stock options are granted, and that amount is recognized over the requisite service period of the award. The fair value for employee stock options granted during the three-month period ended September 30, 2005 was calculated based on the following assumptions: risk-free interest rate ranging from 4.21% to 4.35%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 74.8%; and weighted-average expected life of the options ranging from 3 to 6 years, depending on the vesting provisions of each option. The expected life of the options is based on the historical exercise behavior of the Company’s employees. The expected volatility factor is based on the historical volatility of the market price of the Company’s common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.

Mr. Jim B. Rosenberg
February 1, 2006

As a result of adopting SFAS No. 123(R) on July 1, 2005, the Company’s income before income taxes and net income for the three-month period ended September 30, 2005 are $0.2 million and $0.1 million lower, respectively, than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share for the three-month period ended September 30, 2005 would have remained unchanged at $.03 and $.03, respectively, if the Company had not adopted SFAS No. 123(R).
SFAS No. 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized for options (excess tax benefits) to be classified as financing cash flows. For the three-month periods ended September 30, 2005 and 2004, the Company had net operating loss carryforwards and did not recognize any tax benefits resulting from the exercise of stock options because the related tax deductions would not have resulted in a reduction of income taxes payable.
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans for the three-month period ended September 30, 2004. For purposes of this pro forma disclosure, the fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model based on the following assumptions for the three-month period ended September 30, 2004: risk-free interest rate of 4.25%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 110.1%; and a weighted-average expected life of the options of 10 years. The Company’s pro forma information follows:

Mr. Jim B. Rosenberg
February 1, 2006

Three-months ended
September 30, 2004
Net income as reported	$1,109,029
Deduct:
Total stock-based employee compensation expense determined under SFAS No. 123 for all awards	245,820

Pro forma net income	$863,209

Basic net income per common share:
As reported	$.02
Pro forma	$.02

Diluted net income per common share:
As reported	$.02
Pro forma	$.02
The following table summarizes information related to the Company’s stock option activity for the three-months ended September 30, 2005:

	Number	Weighted Average
	of Shares	Exercise Price
Outstanding at beginning of the quarter	3,814,000	$1.22
Granted	35,000	2.38
Exercised	(366,667)	.98
Forfeited	(26,666)	1.65

Outstanding at end of the quarter	3,455,667	$1.25

Exercisable at end of the quarter	1,806,664

Weighted average fair value per share of options granted during the quarter	$1.41

Mr. Jim B. Rosenberg
February 1, 2006

The following table summarizes information about options outstanding and exercisable at September 30, 2005:

	Options Outstanding			Options Exercisable
Range of		Weighted Average				Weighted Average
Exercise	Number	Remaining	Weighted Average	Number	Weighted Average	Remaining
Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price	Contractual Life
$1.35-$2.86	1,640,667	8.88	$1.92	391,664	$1.77	8.63
$.35-$.69	1,815,000	7.15	$.65	1,415,000	$.65	6.91
The total intrinsic value of options outstanding and options exercisable is $4.5 million and $3.0 million, respectively, at September 30, 2005. The total intrinsic value of options exercised during the quarter ended September 30, 2005 was $0.5 million.
As of September 30, 2005, there was $2.8 million of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of 2.0 years.
The Company has 760,000 warrants outstanding at September 30, 2005 which are exercisable through December 31, 2007, with exercise prices ranging from $7.25 to $12.50 per share.
Shares of common stock have been reserved for future issuance at September 30, 2005 as follows:

Convertible related party note	77,645
Warrants	760,000
Stock options	4,875,001

Total	5,712,646

     As requested in your letter, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
February 1, 2006

     We have attempted to address each of the comments raised in your letter. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 500-2105.
     Thank you for your assistance.

Very truly yours, CONTINUCARE CORPORATION
By:	/s/ Fernando L. Fernandez
Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary

cc: A. Marvin Strait, CPA